Corporate Update From New Chief Executive Officer Ron Miles

SHERMAN OAKS, CA, Sept. 30, 2022 (GLOBE NEWSWIRE) -- via NewMediaWire - Petroteq Energy Inc. ("Petroteq" or the "Company") (TSXV:PQE) (OTC PINK:PQEFF) (FSE:PQCF), an oil company focused on the development and implementation of its proprietary oil extraction and remediation technologies provides the following update from its New Chief Executive Officer.

Petroteq has developed a proprietary technology to extract oil from its reserves in Utah, and has demonstrated in pilot projects the viability of its patented technology (CORT) to extract and produce oil at substantially lower cost comparable to conventional oil reservoir production, and to deliver a high quality product, while alleviating an environmental impact. The Company's facility has been designed to operate at 500 barrels per day and the Company has designed the next generation oil sands plant with 5,000 barrels per day capacity.

"I am pleased to have the opportunity to lead our dedicated team of professionals at Petroteq Energy. We have a vision to deliver our eco-friendly technology to the broader international oil and gas Industry starting in North America. Our vision is daring, and perhaps even unprecedented, yet it's consistent with our long-term commitment and track record that includes our operational, technical, and financial accomplishments as well as our commitment to governing ourselves in a manner that also drives environmental and social impact.

"Petroteq has been working diligently, and I would like to take this opportunity to recap and further update you on the company's operational progress. It is our commitment to place the Company on sound financial footing to successfully pursue the company's goals," stated Mr. Miles.

Operational Update

As we have expressed in the past, our team remains focused on three near term objectives:

• We have successfully deployed a 500 BPD pilot plant in Utah, collected fundamental data and sold extracted oil commercially. This has permitted us to further commercially develop our eco-friendly enhanced oil recovery technology (CORT) program and improve primary field production in our licensed territories in Utah;

• Our immediate objective is to fully upgrade and enhance operations at our Asphalt Ridge NW facility, with a vision of 500 BPD continuous production that will lead our company towards the first step of profitability;

• We have licensed our CORT technology to several companies;

- Greenfield Energy LLC, $2,000,000 USD+5% Production Royalty, fully paid

- NetOil Corporation, $6,000,000 USD+5% Production Royalty (2 licenses)

- Cantone Asset Management, LLC $2,000,000 USD+5% Production Royalty

- Petroleum Capital Funding, LP $2,000,000 USD+5% Production Royalty

- Big Sky Resources LLC, $2,000,000+5% Production Royalty

and we will continue to pursue the opportunity to integrate our process at multiple oil sands sites both domestically and internationally.

• We are extremely optimistic in deriving additional value from our vast acreage in Utah, as we believe we have the ability to construct multiple oil extraction plants with capacity ranging between 5,000-10,000 BPD, thus representing an enormous opportunity for us to further evidence the value of our technology and to drive our financial performance.

• Reserve and Economic Evaluation Report on the Asphalt Ridge NW Leases

Reserve and economic evaluation report (the "Report") which defines bitumen reserves on the bitumen properties covered by three Utah state mineral leases located in the Asphalt Ridge Northwest area of Uintah County, Utah (the "Asphalt Ridge NW Leases").

The Company's acquisition of the Asphalt Ridge NW Leases has been completed. As disclosed in its news release dated November 29, 2021 and described in more detail in its most recent annual report on Form 10-K, Petroteq, acting through its subsidiaries, Petroteq Oil Sands Recovery, LLC ("POSR") and TMC Capital, LLC ("TMC Capital"), has entered into an agreement with Valkor Energy Holdings, LLC ("Valkor") dated October 15, 2021 (the "Exchange Agreement"), under which (a) TMC Capital/POSR agreed to assign to Valkor all of their respective rights and interests in the certain oil sands leases collectively referred to as the "Temple Mountain Leases", and (b) Valkor agreed to assign to TMC Capital all of its rights and interests in the Asphalt Ridge NW Leases, which cover or encompass approximately 3,458.22 acres.

The Report was prepared by Chapman Petroleum Engineering Ltd. ("Chapman") of Calgary, Alberta, Canada, an independent qualified reserves evaluator, with an effective date of November 30, 2021. Chapman Petroleum Engineering has been working with Petroteq for a number of years on engineering and resource matters, and is very familiar with the Company's operations. Portions of the Report (the "Canadian Evaluation") were prepared in accordance with definitions, standards, and procedures contained in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Portions of the Report (the "US Evaluation") were also prepared in accordance with Rule 4-10(a) of Regulation S-X, as adopted by the United States Securities and Exchange Commission. Both the Canadian Evaluation and US Evaluation were calculated in United States dollars.

Canadian Evaluation:

26 million stock tank barrels ("MMSTB") of Proved Undeveloped bitumen reserves

82 MMSTB of Proved Plus Probable Undeveloped bitumen reserves

US$265 million before-tax net present value ("NPV") of future net revenue for Proved Undeveloped bitumen reserves, discounted at 10%

US$1,017 million before-tax NPV of future net revenue for Proved Plus Probable Undeveloped bitumen reserves, discounted at 10%

US Evaluation:

Proved Undeveloped valuation US$213 million at 10% discount (BIT)

Proved Plus Probable valuation US$790 million at 10% discount (BIT)

The bitumen reserves for the Asphalt Ridge NW Leases were evaluated using Chapman forecast pricing as of December 1, 2021. The NPV is prior to provision for interest, debt service charges, and general and administrative expenses. It should not be assumed that the NPV of future net revenue estimated by Chapman in the Report represents the fair market value of the reserves.

The difference between the Canadian Evaluation and the US Evaluation is the oil price used, which under the Canadian Standards price forecasts are the norm compared to the SEC Standards where a specified procedure is used to determine the appropriate Constant price for the project life. Accordingly, the Canadian evaluation uses escalated operating and capital costs, and the US evaluation does not. All other technical factors in the report are identical for the Canadian and US evaluations

• Peak Value IP, LLC Valuation of Company's Intellectual Property (IP)

Petroteq's Technology is considered a "clean technology" and is an environmentally safe and sustainable technology. While the Technology is applicable to both "water-wet" (Canada) and "hydrocarbon wet" (Utah) oils sands sediments, deposits and materials, the technology does not utilize water in its processing operations and thus there is no requirement to build and manage large tailings ponds, wastewater treatment, disposal systems and facilities. The proprietary solvents utilized in the operations of the technology are generally fully recovered and recycled, thus substantially mitigating environmental impact.

Peak Value IP's valuation study of Petroteq's CORT indicated a fair market value (FMV) ranging from $229 Million to $326 Million. The analysis of investment value (IV) ranging from $598 Million to $850 Million. The analysis has also considered a proposed production facility to be operated in Utah that will produce 5,000 BPD. The valuation also encompasses the value of the separated sand as salable to third parties, providing additional value to the IP beyond the market of oil. The deployment of the IP into multiple oil sand fields is a critical milestone in achieving Petroteq's goals for IP adoption.

• Economic Evaluation of Sands By-Product from Oil Extraction

The completion of a third-party economic evaluation report dated February 10, 2022 (the "Report") in relation to sands anticipated to be produced as by-products of petroleum products from oil sands at the Asphalt Ridge NW Leases in Uintah County, Utah. The Report was prepared by Broadlands Minerals Advisory Services Ltd. ("Broadlands"), a U.S. based, independent mineral advisory company, with input from Q4 Impact Group, LLC ("Q4 Impact"), under engagement to Broadlands, on markets and prices for the sand products.

The Report is premised on the completion by Petroteq of an extraction plant capable of producing 5,000 barrels of high-grade oil per day (bpd) on what is referred to in the Report as the "Indago Lease," which consists of approximately 3,458 acres of oil sands leases that the Company recently acquired from Valkor, LLC in exchange for the Company's Temple Mountain Leases.

The cash flow analysis was run on a pre-income tax basis, at discount rates of 0.0, 7.5 and 15 percent; the results show potential economic benefit in the base case of a Net Present Value (NPV) of $1,285, $602, and $341 million, respectively. The base case cash flow used a selling price of $40 per ton for the unprocessed dry, clean by-product sand. Q4 Impact provided market sale price analysis to arrive at a reasonable selling price for the cash flow forecast. Broadlands notes the economic model and base case numbers may not be realized due to market factors.

• Kahuna Ventures LLC, Independent Third-Party Engineering Report

Kahuna Ventures LLC ("Kahuna") has reviewed operating data, process simulation data, and the Front-End Engineering and Design ("FEED") study for the purposes of a third-party technical evaluation. This FEED encompasses a production train capable of processing 5,000 BPD from mined oil sands ore. The Company anticipates that this FEED can become the starting basis for future 5,000 BPD train designs for use in Utah by Petroteq and potentially by additional licensees in Utah, the US, and other locations worldwide. This "standard" design may need some customization for local site conditions and ore characteristics, but differences are expected to be insignificant.

The FEED study describes the design data, design requirements, detailed major equipment requirements and general operating philosophies for the development of the 5,000 BPD production train, including a Class 3 (± 25%) cost estimate of approximately US$110 million for construction of the plant on an undeveloped site. This provides for a capital cost of $22,000 per day barrel of production. The proposed plant covered by the FEED study will consist of an initial 5,000 BPD production train but provides for the possible future expansion to 10,000 BPD through the addition of a second parallel 5,000 BPD train.

• Valkor, LLC Completed Design of 5,000 Barrel per day Oil Sands Extraction Plant

Valkor signed a Technology License Agreement with Petroteq on July 1, 2019, and has been operating at the plant in Vernal, Utah under a Service Master Agreement signed on November 1, 2018. Valkor is fully cognizant of the engineering and technical aspects needed for the process to have this update done to incorporate all additional data into the original FEED.

Valkor, LLC ("Valkor"), has updated and completed the design for the planned 5,000 BPD extraction plant. Following the FEED, Valkor conducted various additional design studies to prepare the final engineering plans. A primary part of this was a design study with M-I SWACO, a Schlumberger company, for the backend processes for sand separation and drying. The system is a conventional sand dryer modified for service with petrochemical solvents in a closed loop. A combined unit has been proposed as a turnkey system to handle as much as 8,000 tons of sand per day with a target of EPA Tier 1 quality for the resulting sand. Design performance, budget and schedule have been determined. M-I SWACO did a full 3D model of the design.

• Completion of Quadrise Testing Program

Quadrise Fuels International plc ("Quadrise") completed testing of an oil sample supplied by TomCo's 100% owned subsidiary Greenfield Energy LLC ("Greenfield") taken from the Petroteq Oil Sands Plant ("POSP") and produced from oil sands ore using Petroteq's Clean Oil Recovery Technology ("CORT").

Quadrise reported that an extensive program of testing on the Greenfield oil sample was completed at the Quadrise Research Facility ("QRF") in Essex, UK.

The testing program at the QRF confirmed the ability to produce commercial MSAR® and bioMSAR™ fuels from the sample of heavy sweet oil provided by Greenfield and a report of the testing results has been issued to Tomco. Simulations of storage and handling of both MSAR® and bioMSAR™ produced were also completed during the program which indicated that commercial production of MSAR® and bioMSAR™ fuels would be possible in Utah for potential power and marine end-user applications domestically and internationally.

Eliminating Debt to strengthen the Balance Sheet in furtherance of Bridging the Capital Gap

Success in any one of our operational areas of focus can materially impact the Company's valuation.  Achieving success, however, will require the infusion of additional capital investment over the next several years: up to $13 million for full commercial state-of-the-art 500 BPD extraction plant in Asphalt Ridge NW, Utah; projected budget of almost $100 million for the tie-in and development of 5,000 BPD plant.  With this aggressive capital program in mind, the significant size of this investment will require the deal's attractive terms, combined with a strong vote of confidence in our assets' enormous potential.

Bridging the remaining funding gap is something we hope to accomplish by receiving licensing and royalty production fees, the issuance of further equity with terms minimizing dilution for our existing shareholders. More significantly, any of our internal assets could be monetized, with proceeds reinvested in our current and future projects.  This approach makes a lot of sense for our company and our shareholders, and the development of our core assets will reach a point at which we believe can achieve attractive valuations and maximize shareholder value.

As part of our corporate finance strategy, we felt it was imperative to strengthen the balance sheet by eliminating debt wherever possible on terms devoid of any discount to market or involving the issuance of warrants. I am pleased to announce that we have successfully reached agreements with six of our creditors (collectively, the "Creditors"), all of whom are at arm's length to the Company and each other to convert outstanding debts owed by the Company to the Creditors (the "Debt Conversion"). These Creditors will now join our thousands of supportive shareholders who believe in the future of Petroteq's technology and robust commercial prospects. In aggregate the Debt Conversion is expected to relieve the balance sheet of $5,042,842 CAD in liabilities based on a board approved deemed issue price of five cents per share. As a result of these Debt Conversions the Creditors are expected to become shareholders of the Company and will receive an aggregate of 98,333,181 of common shares of the Company (each, a "Common Share"). The Debt Conversion is subject to the approval of the TSX Venture Exchange (the "TSXV").

Further, the Company is pleased to announce a non-brokered private placement of up to 1,600,000 units (the "Units") to be sold at a price of C$0.05 per Unit for gross proceeds of up to C$80,000 (the "Offering"). Each Unit will be comprised of one Common Share and one-half of one common share purchase warrant (each, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Common Share (a "Warrant Share") at a price of C$0.05 for a period of 12 months from the closing date of the Offering. The Common Shares, Warrants and Warrant Shares will be subject to a resale hold period under applicable Canadian securities laws. The Offering is subject to the approval of the TSXV.

Moving Ahead

As we look forward to the opportunity and challenges in front of our team, we recognize that the company faced significant problems with a slate of internal and legacy corporate issues.  We are emerging from that period of turnaround today, with a stronger balance sheet and opportunities to create significant operational growth and provide material shareholder value - a very attractive prospect for all our stakeholders.

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation, and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. The Petroteq process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation.

For more information, visit www.petroteq.energy

Forward-Looking Statements

Certain statements contained in this press release contain forward-looking statements within the meaning of the U.S. and Canadian securities laws. Words such as "may," "would," "could," "should," "potential," "will," "seek," "intend," "plan," "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company are intended to identify forward-looking information, including: the plan to proceed with construction of a 5,000 bpd extraction plant, sands processing facility and related infrastructure; the expectation that the plant, once completed would be capable of yielding 6,000 tons of sand per day or 1,860,000 tons per year; the expectation that the Company will be successful in developing sales channels for sand for as silica flour, fracking sand, and bulk and aggregate sand, with a view towards maximizing the value of the clean sand tailings; or that the projected prices for the sand by-products on which the economic analysis are premised are achievable and sustainable. Readers are cautioned that there is no certainty that it will be commercially viable to produce any portion of its resources, or that the sands at the Indago Lease will be converted to saleable material. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, based on information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation, receipt of director and Exchange approval for the debt conversion transaction. Material factors or assumptions were applied in providing forward-looking information. While forward-looking statements are based on data, assumptions and analyses that the Company believes are reasonable under the circumstances, whether actual results, performance or developments will meet the Company's expectations and predictions depends on a number of risks and uncertainties that could cause the actual results, performance and financial condition of the Company to differ materially from its expectations. Certain of the "risk factors" that could cause actual results to differ materially from the Company's forward-looking statements in this press release include, without limitation: uncertainties inherent in the estimation of resources, including whether any reserves will ever be attributed to the Company's properties; since the Company's extraction technology is proprietary, is not widely used in the industry, and has not been used in consistent commercial production, the Company's bitumen resources are classified as a contingent resource because they are not currently considered to be commercially recoverable; full scale commercial production may engender public opposition; the Company cannot be certain that its bitumen resources will be economically producible and thus cannot be classified as proved or probable reserves in accordance with applicable securities laws; changes in laws or regulations; the ability to implement business strategies or to pursue business opportunities, whether for economic or other reasons; status of the world oil markets, oil prices and price volatility; oil pricing; state of capital markets and the ability of the Company to raise capital (which would be required for the Company to build a larger plant, including one that could produce up to 5,000 bpd; litigation; the commercial and economic viability of the Company's oil sands hydrocarbon extraction technology, and other proprietary technologies developed or licensed by the Company or its subsidiaries, which currently are of an experimental nature and have not been used at full capacity for an extended period of time; reliance on suppliers, contractors, consultants and key personnel; the ability of the Company to maintain its mineral lease holdings; potential failure of the Company's business plans or model; the nature of oil and gas production and oil sands mining, extraction and production; uncertainties in exploration and drilling for oil, gas and other hydrocarbon-bearing substances; unanticipated costs and expenses, availability of financing and other capital; potential damage to or destruction of property, loss of life and environmental damage; risks associated with compliance with environmental protection laws and regulations; uninsurable or uninsured risks; potential conflicts of interest of officers and directors; risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; and other general economic, market and business conditions and factors, including the risk factors discussed or referred to in the Company's disclosure documents, filed with United States Securities and Exchange Commission and available at www.sec.gov (including, without limitation, its most recent annual report on Form 10-K under the Securities Exchange Act of 1934, as amended), and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward- looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Petroteq Energy Inc.
Ronald Miles
Chief Executive Officer
Tel: (800) 979-1897